February 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro, S.A.B. de C.V.
Request for Withdrawal of Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-28944)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vitro, S.A.B. de C.V. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Application for Qualification of Indentures under the Trust Indenture Act of 1939 (the “Act”) on Form T-3 (File No. 022-28944), together with all amendments and exhibits thereto (collectively, the “Application”). The Application was originally filed with the Commission on November 1, 2011. Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Application.

The Company determined not to pursue the qualification of the Indentures under the Act since it deemed that it was no longer necessary in connection with the Exchange Offer and Consent Solicitation launched by the Company in 2010. The Company instead exchanged its 2012 Notes, 2013 Notes and 2017 Notes through an in-court restructuring through a plan (the “Plan”) prepared pursuant to the Ley de Concursos Mercantiles, or bankruptcy law, of Mexico. Securities issued pursuant to the Plan were only issued in private placements to non-U.S. persons (as such term is defined in Regulation S under the Securities Act) and “qualified institutional buyers” (as such term is defined in Rule 144A under the Securities Act) in transactions that did not require qualification of the Indentures under the Act. The Company confirms that no securities were sold under the Exchange Offer and Consent Solicitation that would require a qualification of the Indentures pursuant to the Application.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Application.

The Company hereby requests an order granting the withdrawal of the Application to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Application to the undersigned at Vitro, S.A.B. de C.V., Attention: Javier Arechavaleta Santos, facsimile number +(52)(55) 81-8863-1515, email: jarechavaleta@vitro.com, with a copy to the Company’s counsel, Cleary Gottlieb Steen & Hamilton, LLP, Attention: Adam. J. Brenneman, facsimile number (212) 225-3999, email: abrenneman@cgsh.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Application, please do not hesitate to call or email Adam. J. Brenneman at (212) 225-2704 or abrenneman@cgsh.com.

[Signature page follows]

Sincerely,

VITRO, S.A.B. de C.V.

/s/ Javier Arechavaleta Santos
Name:	Javier Arechavaleta Santos
Title:	General Counsel